                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

         For the fiscal year ended December 31, 2002

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

         For the transition period from _____________ to ___________

         Commission file number ____________________________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  EATON PERSONAL INVESTMENT PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Eaton Corporation, 1111 Superior Avenue,
                  Cleveland, Ohio  44114-2584

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                     (Name of Plan)
                                                EATON PERSONAL INVESTMENT PLAN

         Date: June 27, 2003              By:   Eaton Corporation Pension
                                                Administration Committee


                                                By:  /s/ S. J. Cook
                                                     ---------------------
                                                       (Signature)
                                                     S. J. Cook
                                                     Vice President -
                                                     Human Resources
                                                     Eaton Corporation

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE
Eaton Personal Investment Plan (formerly known as
Eaton Corporation 401(k) Savings Plan and Trust)
December 31, 2002 and 2001 and Year ended December 31, 2002 with Report of Independent Auditors

                Eaton Personal Investment Plan (formerly known as
                Eaton Corporation 401(k) Savings Plan and Trust)

             Audited Financial Statements and Supplemental Schedule

                         December 31, 2002 and 2001 and
                          Year ended December 31, 2002




                                    CONTENTS

Report of Independent Auditors.................................................................................   1

Audited Financial Statements

Statements of Net Assets Available for Benefits................................................................   2
Statement of Changes in Net Assets Available for Benefits......................................................   3
Notes to Financial Statements..................................................................................   4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)................................................  12

                         Report of Independent Auditors

Eaton Corporation -- Plan Sponsor

We have audited the accompanying statements of net assets available for benefits of the Eaton Personal Investment Plan (formerly known as Eaton Corporation 401(k) Savings Plan and Trust) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                       /s/ Ernst & Young LLP

Cleveland, Ohio
June 13, 2003

                Eaton Personal Investment Plan (formerly known as
                Eaton Corporation 401(k) Savings Plan and Trust)

                 Statements of Net Assets Available for Benefits


                                                  DECEMBER 31
                                             2002               2001
                                         -----------        -----------
ASSETS

Investments at fair value:
   Plan interest in Eaton Employee
      Savings Trust                      $57,774,037        $      --
   Participant notes receivable            2,094,382          1,735,437
   Mutual funds                                 --           22,817,349
   Common/collective trust fund                 --           12,761,074
   Money market fund                            --            2,883,743
   Common stock                                 --            8,769,507
                                         -----------        -----------
Total investments                         59,868,419         48,967,110

Receivables:
   Contributions--Participants                  --               41,664
   Interest                                     --                8,144
                                         -----------        -----------
Total receivables                               --               49,808
                                         -----------        -----------
Net assets available for benefits        $59,868,419        $49,016,918
                                         ===========        ===========


See notes to financial statements.

                Eaton Personal Investment Plan (formerly known as
                Eaton Corporation 401(k) Savings Plan and Trust)

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2002


ADDITIONS
Investment income:
   Interest                                                   $    159,395
   Net appreciation in fair value of investments                   389,188
                                                              ------------
                                                                   548,583
Contributions:
   Participants                                                  5,657,314
   Employer                                                        487,456
                                                              ------------
                                                                 6,144,770

Transfer from Aeroquip-Vickers Savings and
   Profit Sharing Plan                                          16,847,419
                                                              ------------
                                                                23,540,772
DEDUCTIONS
Distributions to participants                                    7,422,604
Administrative expenses                                             17,758
                                                              ------------
                                                                 7,440,362

Plan interest in Eaton Employee Savings Trust
   investment loss                                              (5,248,909)
                                                              ------------

Net increase                                                    10,851,501
Net assets available for benefits at beginning of year          49,016,918
                                                              ------------
Net assets available for benefits at end of year              $ 59,868,419
                                                              ============


See notes to financial statements.

                Eaton Personal Investment Plan (formerly known as
                Eaton Corporation 401(k) Savings Plan and Trust)

                          Notes to Financial Statements

                         December 31, 2002 and 2001 and
                          Year ended December 31, 2002


1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Eaton Personal Investment Plan (formerly known as Eaton Corporation 401(k) Savings Plan and Trust) (the Plan) have been prepared under the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Effective January 3, 2002, trustee responsibilities for the Plan were transferred from Key Trust Company of Ohio, N.A., to Fidelity Management Trust Company, and the Plan's investments, excluding participant loans, were invested in the Eaton Employee Savings Trust (Master Trust), which was established for the investment of assets of the Plan and the Eaton Savings Plan. The fair value of the Plan's interest in the individual funds of the Master Trust is based on the value of the Plan's interest in the fund as of the transfer date plus actual contributions and allocated investment income (loss) less actual distributions.

The investments of the Plan, except for the Aeroquip Vickers Fixed Income Fund in the Master Trust, are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Common/collective trust funds and pooled separate accounts are valued at the redemption value of units held at year-end. Participant loans are valued at cost, which approximates fair value. The Aeroquip Vickers Fixed Income Fund invests primarily in investment contracts issued by insurance companies. The investment contracts within the Aeroquip Vickers Fixed Income Fund are stated at contract value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.

                Eaton Personal Investment Plan (formerly known as
                Eaton Corporation 401(k) Savings Plan and Trust)

                    Notes to Financial Statements (continued)


1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. DESCRIPTION OF THE PLAN

Effective July 1, 1996, Eaton Corporation (the Company or Plan Sponsor) established the Plan. On May 1, 1998, the Company amended the Plan and restated certain articles therein to qualify the Plan as a profit-sharing plan under
Section 401(a) of the Internal Revenue Code (the Code), and include a cash or deferred arrangement that is intended to qualify under Section 401(k) of the Code. Effective January 1, 2002, the Plan was amended and restated and renamed the Eaton Personal Investment Plan.

Effective at the close of business on April 1, 2002, the net assets of the Aeroquip-Vickers Savings and Profit Sharing Plan (Aeroquip Plan), which related primarily to Aeroquip Plan participants belonging to UAW Local 1966, Jackson, Michigan and IUE Local 792, Jackson, Mississippi, were transferred to the Plan.

The Plan provides that all union employees that belong to IAM Local 78 and IAM Local 1061, Milwaukee, Wisconsin; USWA Local 7509, Shelbyville, Tennessee; UAW Local 164, Auburn, Indiana; Metal Processors Union IUAP and NW AFL-CIO Local 16, Rochelle, Illinois; UAW Local 220, Marshall, Michigan; IAM and Aerospace Workers, Local 77, Eden Prairie, Minnesota; Beaver Salaried Employees Association and IBEW, AFL-CIO, Local 201, Beaver, Pennsylvania; IBEW, AFL-CIO, Local 1833, Horseheads, New York; IAMAW Local 1165, Lincoln, Illinois; UAW Local 1609, Winamac, Indiana; IAMAW Local 725, Los Angeles, California; IAM Local 70, Hutchinson, Kansas; UPIU Local 7967, Cleveland, Ohio; UAW Local 1966 and UAW Local 475, Jackson, Michigan, and IUE Local 792, Jackson, Mississippi will be eligible for membership in the Plan on the date at which the employee has completed the specified probationary period as stated in the applicable collective bargaining agreement.

                Eaton Personal Investment Plan (formerly known as
                Eaton Corporation 401(k) Savings Plan and Trust)

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

Eligible employees may elect to make before-tax or after-tax contributions from 1% to 17% of their compensation. For certain locations, eligible employees receive a Company matching contribution of 50% up to 6% of their compensation, or 100% of the first 2% and 50% of the next 2% of their compensation, depending on the location. Eligible employees are 100% vested, subject to certain provisions as defined by each location. Contributions are allocated by the employee among the investment funds offered by the Plan.

25% of the Aeroquip-Vickers, Inc. profit sharing contribution made under the Aeroquip Plan was invested and held in the Eaton Common Shares Fund. Employees may elect to transfer the account balances related to these profit-sharing contributions to other investment funds offered by the Plan, in gradual phases, such that as of January 1, 2005, the entire account balance related to such profit-sharing contributions will be eligible to be transferred.

Each participant's account is credited with the participant's contributions, employer matching contributions, if applicable, and allocations of the Plan's earnings and is charged with an allocation of administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are immediately vested in their contributions and actual earnings thereon. On termination of service, a participant is eligible to receive a lump-sum amount equal to the value of his account.

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance, reduced by their highest outstanding loan balance during the preceding 12 months. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate based on the prime interest rates as determined daily by the Trustee. Principal and interest are paid ratably through monthly payroll deductions.

All administrative and transaction costs, management fees and expenses of the Plan are paid by the trustee from the trust unless such costs, fees and expenses are paid by the Company. The Company elected to pay certain administrative costs during 2002 on behalf of the Plan.

                Eaton Personal Investment Plan (formerly known as
                Eaton Corporation 401(k) Savings Plan and Trust)

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

The Company may amend, modify, suspend or terminate the Plan at any time. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Information about the Plan is contained in the Plan document, which is available from the Human Resources Department upon request.

3. INVESTMENTS

Effective January 3, 2002, Fidelity Management Trust Company, trustee and recordkeeper of the Plan, holds the Plan's investment assets and executes investment transactions, and all investment assets of the Plan, except for participant loans, are pooled for investment purposes in the Master Trust.

A summary of the investments of the Master Trust as of December 31, 2002 is as follows:


Registered investment companies           $  661,423,979
Eaton common shares                          492,065,122
Insurance company general accounts           272,326,947
U.S. Government securities                    92,586,380
Corporate debt instruments                    56,633,963
Interest-bearing cash                         31,414,358
Axcelis common shares                         19,003,919
Pooled separate accounts                       1,473,735
                                          --------------
Total investments                         $1,626,928,403
                                          ==============


The Plan had a 3.6% interest in the investments of the Master Trust as of December 31, 2002.

                Eaton Personal Investment Plan (formerly known as
                Eaton Corporation 401(k) Savings Plan and Trust)

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the average balance invested by each plan in each of the individual funds of the Master Trust. A summary of the Master Trust's net investment income (loss) allocated to the participating plans for the year ended December 31, 2002 is as follows:

Interest and dividend income                $  27,440,174
Net appreciation (depreciation) in
   fair value of investments:
     Common stock                             (26,650,823)
     Registered investment companies         (130,559,870)
     Eaton Fixed Income Fund                    9,464,573
                                            -------------
                                            $(120,305,946)
                                            =============

At December 31, 2002, the Eaton Fixed Income Fund was comprised of U.S. Government securities (54%), corporate debt instruments (33%), interest-bearing cash (12%), and pooled separate accounts (1%).

Prior to January 3, 2002, Key Trust Company of Ohio, N.A. was trustee for the Plan, and held the Plan's investments and executed investment transactions.

During 2002, the Plan's investments held prior to the transfer to the Master Trust (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Common/collective trust fund                     $ (22,099)
Shares of registered investment companies          196,464
Common stock                                       214,823
                                                 ---------
                                                 $ 389,188
                                                 =========

                Eaton Personal Investment Plan (formerly known as
                Eaton Corporation 401(k) Savings Plan and Trust)

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

At December 31, 2001, the fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

Key Bank Prism Reserve Fund                 $12,761,074
Vanguard Institutional Index Fund             9,279,577
Eaton Corporation Common Shares*              7,518,610
American Balanced Fund                        4,922,148
Vanguard Windsor Fund                         3,680,976
Fidelity Contra Fund                          3,638,860
Employee Benefits Money Market Fund*          2,883,743

     *Includes nonparticipant-directed contributions

The Eaton Common Shares Fund contained participant account balances that are both participant--directed and nonparticipant-directed. Because the fund contained balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                            DECEMBER 31
                                                      2002              2001
                                                   ----------        ----------
Net assets:
   Investment in Eaton Common Shares Master
     Trust investment account                      $7,508,250        $     --
   Eaton Corporation common shares                       --           7,518,610
   Key Trust EB Money Market Fund                        --             270,096
   Receivables:
     Employee contribution                               --               6,129
     Interest                                            --                 419
                                                   ----------        ----------
                                                   $7,508,250        $7,795,254
                                                   ==========        ==========


                Eaton Personal Investment Plan (formerly known as
                Eaton Corporation 401(k) Savings Plan and Trust)

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

                                                          YEAR ENDED
                                                         DECEMBER 31,
                                                             2002
                                                         ------------
Changes in net assets:
   Contributions                                         $   609,250
   Net appreciation in fair value of common stock             33,344
   Net investment gain from Eaton Common Shares
     Master Trust investment account                         577,197
   Transfer from Aeroquip-Vickers Savings
     and Profit Sharing Plan                                 718,909
   Net transfers to participant-directed funds            (1,186,363)
   Distributions to participants                          (1,034,595)
   Administrative expenses                                    (4,746)
                                                         -----------
   Net decrease                                          $  (287,004)
                                                         ===========

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 16, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions include the investments in the common stock of Eaton, the investment in the investment funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2002, the Master Trust received $10,862,142 in common stock dividends from the Company.

                Eaton Personal Investment Plan (formerly known as
                Eaton Corporation 401(k) Savings Plan and Trust)

                    Notes to Financial Statements (continued)


5. TRANSACTIONS WITH PARTIES-IN-INTEREST (CONTINUED)

On June 30, 2000, Eaton reorganized its semiconductor equipment operations into a wholly owned subsidiary, Axcelis Technologies, Inc. (Axcelis). In July 2000, Axcelis completed an initial public offering for the sale of 20% of its common stock shares. On December 29, 2000 Eaton distributed its remaining interest in Axcelis to Eaton shareholders as a dividend (spin-off), which was tax free to Eaton and its shareholders for United States income tax purposes. Eaton shareholders (including the Plan) received 1.179023 shares of Axcelis common stock per each whole Eaton common share held as of December 6, 2000 and cash payments for fractional shares. The Axcelis common shares were received by the Plan on January 5, 2001.

The Plan established an Axcelis Common Stock Fund to hold the shares of Axcelis common stock received as a dividend. Participants were not allowed to direct contributions or transfers to the Axcelis Common Stock Fund, but were permitted to direct the transfer of amounts in the Axcelis Common Stock Fund to other funds available under the Plan. The Axcelis Common Stock Fund was terminated subsequent to the close of the market on December 31, 2002. All remaining shares were liquidated and the assets were invested in a money market fund.

                Eaton Personal Investment Plan (formerly known as
                Eaton Corporation 401(k) Savings Plan and Trust)

                        EIN: 34-0196300 Plan Number: 162

                   Schedule H, Line 4(i)--Schedule of Assets
                              (Held at End of Year)

                                December 31, 2002


                                                        DESCRIPTION OF INVESTMENT
                                                        INCLUDING MATURITY DATE,
IDENTITY OF  ISSUE, BORROWER,                         RATE OF INTEREST, COLLATERAL,                   CURRENT
  LESSOR OR SIMILAR PARTY                                 PAR OR MATURITY VALUE                        VALUE
-------------------------------------------------------------------------------------------------------------------


*Participant notes receivable                                5.25% - 10.5%;
                                                           variable maturities                      $ 2,094,382


*Indicates a party-in-interest to the Plan.